Exhibit 17.1

November 16, 2009

Mr. Frank Rizzo,

President XenaCare Holdings, Inc.

14000 Military Trail Suite 104

Delray Beach, FL 33484

Dear Frank,

This letter serves as official notification of my resignation as a Director for XenaCare Holdings. My resignation does not relate to any disagreement with XenaCare or its management regarding any matter relating to its operations, policies or practices. It has been a pleasure serving on the Board of XenaCare and I wish you and the other members all the success in the future.

Sincerely,

/s/ Rik J. Deitsch

Rik J. Deitsch.